Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-157867

CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Offered	Offering Price	Registration Fee(1)
4.500% Senior Notes due 2015	$400,000,000	$28,520
6.125% Senior Notes due 2020	$850,000,000	$60,605
Total	$1,250,000,000	$89,125

(1)	The registration fee of $89,125 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the $72,872.60 remaining of the previously paid registration fee with respect to the proposed offering of unsold securities registered under the Registration Statement (Registration Nos. 333-116668, 333-116668-01 and 333-116668-02) initially filed with the Securities and Exchange Commission on June 21, 2004 is being carried forward for application in connection with offerings under this registration statement. The entire $72,872.60 is being applied to offset a portion of the registration fee due for this offering. The remaining $16,252.40 of the registration fee has been paid.

Prospectus Supplement
(To Prospectus dated March 12, 2009)

Valero Energy Corporation

$400,000,000

4.500% Notes due 2015
Issue price: 99.736%

$850,000,000
6.125% Notes due 2020

Issue price: 99.369%

Interest payable on February 1 and August 1

The 2015 notes will mature on February 1, 2015 and the 2020 notes will mature on February 1, 2020. Interest on the notes will accrue from February 8, 2010. We may redeem the notes in whole at any time or in part from time to time at the redemption prices described in this prospectus supplement. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks. See “Risk factors” on page S-3 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds to Valero

Per 2015 Note	99.736%	0.600%	99.136%
Total	$398,944,000	$2,400,000	$396,544,000
Per 2020 Note	99.369%	0.650%	98.719%
Total	$844,636,500	$5,525,000	$839,111,500

(1)	Plus accrued interest, if any, from February 8, 2010.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

It is expected that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream, Luxembourg or the Euroclear System, on or about February 8, 2010.

Joint Book-Running Managers

Barclays Capital	BofA Merrill Lynch	Citi	Credit Suisse	J.P. Morgan

Co-Managers

BNP PARIBAS	CALYON	Daiwa Securities America Inc.

Mitsubishi UFJ Securities	Mizuho Securities USA Inc.	Morgan Stanley

RBC Capital Markets	RBS	Scotia Capital

SunTrust Robinson Humphrey	UBS Investment Bank	Wells Fargo Securities

February 3, 2010

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of us, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus nor any sale made under this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Valero Energy Corporation since the date of this prospectus supplement or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

As used in this prospectus supplement, the terms “Valero,” “we,” “us” and “our” may, depending upon the context, refer to Valero Energy Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

Valero Energy Corporation

We are a Fortune 500 company based in San Antonio, Texas with approximately 21,000 employees. We currently own or operate 15 refineries having a combined throughput capacity of approximately 2.8 million barrels per day. Our refineries are located in the United States, Canada and the Caribbean. We produce premium, environmentally clean refined products such as RBOB (reformulated gasoline blendstock for oxygenate blending), gasoline meeting the specifications of the California Air Resources Board, or CARB, CARB diesel fuel, low-sulfur and ultra-low-sulfur diesel fuel and oxygenates (liquid hydrocarbon compounds containing oxygen). We also produce a substantial slate of conventional gasolines, distillates, jet fuel, asphalt, petrochemicals, lubricants and other refined products.

We are also a leading ethanol producer, with nine ethanol plants in the Midwest United States with a combined capacity of 1 billion gallons per year, and a leading marketer of refined products. We market branded and unbranded refined products on a wholesale basis in the United States and Canada through an extensive bulk and rack marketing network. We also sell refined products through a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada and the Caribbean under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar® and Beacon®.

Recent developments

Delaware City refinery shutdown

In the fourth quarter of 2009, we permanently shut down our Delaware City, Delaware refinery due to financial losses caused by very poor economic conditions, significant capital spending requirements and high operating costs.

Results of operations

On January 27, 2010, we reported a fourth quarter 2009 loss from continuing operations of $182 million, or $0.32 per share, compared to a fourth quarter 2008 loss from continuing operations of $3.2 billion, or $6.22 per share. In addition, we reported a loss from continuing operations of $352 million, or $0.65 per share, for the full-year 2009, compared to a loss from continuing operations of $1.0 billion, or $1.93 per share, for the full-year 2008. For the fourth quarter 2009, our operating loss was $221 million, compared to a fourth quarter 2008 operating loss of $2.8 billion. Operating income for the fourth quarter 2009 includes the unfavorable effect of a LIFO decrement of $66 million before taxes compared to the favorable effect of a LIFO increment of $327 million before taxes in the fourth quarter 2008. For all periods discussed, the operations of our Delaware City refinery are reflected in discontinued operations.

The following special items impacted these results:

•	Operating expenses for the three months and twelve months ended December 31, 2009 include a pre-tax charge of $10 million ($7 million after tax) related to early retirement and severance costs at our refinery in Paulsboro, New Jersey.

•	Operating income for the twelve months ended December 31, 2008 includes a pre-tax gain of $305 million ($170 million after tax) on the sale of the Krotz Springs Refinery.

•	During the fourth quarter of 2008, we determined that the goodwill in all four of our reporting units was impaired, which resulted in a pre-tax and after-tax goodwill impairment loss of $4.0 billion in that quarter related to continuing operations.

•	Pre-tax and after-tax asset impairment losses for the fourth quarter and total year of 2009 and 2008 are as follows: $32 million ($20 million after tax) for the three months ended December 31, 2009; $43 million ($28 million after tax) for the three months ended December 31, 2008; $230 million ($150 million after tax) for the twelve months ended December 31, 2009; and $86 million ($56 million after tax) for the twelve months ended December 31, 2008. The asset impairment losses relate primarily to the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the continuing economic slowdown on refining industry fundamentals. The asset impairment losses for the 2008 periods were reclassified from operating expenses for comparability with the 2009 presentation.

•	A loss contingency accrual of $140 million was recorded in the third quarter of 2009 related to our dispute with the government of Aruba on certain tax matters, which includes $120 million (including $6 million of associated interest) related to a turnover tax on export sales and $20 million related to dividend withholding tax. The accrual for the dividend withholding tax was reported in the provision for income taxes.

Risk factors

Investing in the notes involves risk. Before making an investment in the notes, you should carefully consider the risk factors identified in Part I, Items 1., 1A. & 2. “Business, Risk Factors and Properties — Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2008, together with the other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference.

Ratio of earnings to fixed charges

Our ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Nine
	Months Ended
	September 30,	Years Ended December 31,
	2009	2008		2007		2006		2005		2004

Ratio of earnings to fixed charges(a)(b)	(c)	1.4	x	11.1	x	14.7	x	11.6	x	7.7x

(a)	This information does not reflect the reclassification to discontinued operations of amounts attributable to our Delaware City refinery in connection with the permanent shutdown of the refinery in the fourth quarter of 2009.

(b)	We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For these purposes, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, including amortization of debt expense and premiums or discounts related to outstanding indebtedness and one-third (the proportion deemed representative of the interest factor) of rental expense.

(c)	For the nine months ended September 30, 2009, earnings were insufficient to cover fixed charges by $903 million. The deficiency was due primarily to a $575 million pre-tax asset impairment loss resulting from the permanent shutdown of the gasification unit at our Delaware City refinery and the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the continuing economic slowdown on refining industry fundamentals during the period. The deficiency was also partially attributable to the loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.

Use of proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $1.235 billion after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us. We anticipate using the net proceeds from this offering for general corporate purposes, including the refinancing of debt.

Description of the notes

The following description of the particular terms of the notes offered hereby (referred to in the accompanying prospectus as the debt securities) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which we refer you. The following summary of the notes is qualified in its entirety by reference to the indenture referred to in the accompanying prospectus.

General

The 2015 notes will constitute a separate series of debt securities under the indenture, initially limited to $400,000,000 aggregate principal amount, and will mature on February 1, 2015. The 2020 notes will constitute a separate series of debt securities under the indenture, initially limited to $850,000,000 aggregate principal amount, and will mature on February 1, 2020. We will issue the notes in fully registered book-entry form only, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit our ability to incur additional indebtedness. We may “reopen” either series of notes and issue an unlimited principal amount of additional notes in the future without the consent of any holder of the notes.

The 2015 notes and the 2020 notes will bear interest at the respective rates per annum shown on the cover page of this prospectus supplement from February 8, 2010 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year, commencing August 1, 2010, to the persons in whose names such notes are registered at the close of business on the January 15 or July 15 prior to such interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, redemption date or maturity date of any note falls on a day that is not a business day, then payment of principal, premium, if any, or interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made.

The notes will not be entitled to the benefit of any sinking fund.

The notes will be unsecured, rank equally with all the existing and future unsecured and unsubordinated debt of Valero, be senior to any future subordinated debt and be effectively junior to any secured debt and to all existing and future debt and other liabilities of our subsidiaries.

Optional redemption

Each series of notes will be redeemable, in whole at any time or in part from time to time, and at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable series of notes to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 35 basis points with respect to the 2015 notes and 40 basis points with respect to the 2020 notes, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest thereon to the redemption date; provided that the principal amount of a note outstanding after redemption in part shall be $2,000 or an integral multiple of $1,000 in excess thereof.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and

which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (remaining life).

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

•	if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means:

•	Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC and Credit Suisse Securities (USA) LLC and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer (a primary treasury dealer), we will substitute another primary treasury dealer; and

•	any other primary treasury dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes of a series, the trustee will select in a fair and appropriate manner the notes of that series to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Book-entry system, form and delivery

We will issue each series of notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. Each global note will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

Beneficial interests in a global note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in a global note through either DTC (in the United States) or Clearstream Banking, societe anonyme, or Euroclear Bank S.A./N.V. (the “Euroclear Operator”), as operator of the Euroclear System (in Europe), either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and the Euroclear System will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and the Euroclear System’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. Citibank, N.A. will act as the U.S. depositary for Clearstream, and JPMorgan Chase Bank will act as the U.S. depositary for the Euroclear System.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear System in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither we, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of that global note; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

Purchases of the notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ respective records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in notes except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited with DTC by participants in DTC will be registered in the name of DTC’s nominee. The deposit of the notes with DTC and their registration in the name of DTC’s nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

Neither DTC nor DTC’s nominee will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to Valero as soon as possible after the record date. The omnibus proxy assigns DTC’s nominee’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Neither Valero nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear

System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and settlement procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered.

The trustee

The trustee under the indenture is The Bank of New York Mellon Trust Company, N.A. The trustee or its affiliates may make loans to, accept deposits from and perform other routine banking services for us and our affiliates in the normal course of business.

Underwriting

Subject to the terms and conditions contained in an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase from us, the respective principal amounts of the notes listed opposite its name below.

	Principal Amount	Principal Amount
Underwriter	of 2015 Notes	of 2020 Notes

Barclays Capital Inc.	$52,000,000	$110,500,000
Citigroup Global Markets Inc.	52,000,000	110,500,000
J.P. Morgan Securities Inc.	52,000,000	110,500,000
Banc of America Securities LLC	52,000,000	110,500,000
Credit Suisse Securities (USA) LLC	52,000,000	110,500,000
BNP Paribas Securities Corp.	11,667,000	24,792,000
Calyon Securities (USA) Inc.	11,667,000	24,792,000
Mitsubishi UFJ Securities (USA), Inc.	11,667,000	24,792,000
Mizuho Securities USA Inc.	11,667,000	24,792,000
Morgan Stanley & Co. Incorporated	11,667,000	24,792,000
RBC Capital Markets Corporation	11,667,000	24,792,000
RBS Securities Inc.	11,667,000	24,792,000
Scotia Capital (USA) Inc.	11,667,000	24,792,000
Daiwa Securities America Inc.	11,666,000	24,791,000
SunTrust Robinson Humphrey, Inc.	11,666,000	24,791,000
UBS Securities LLC	11,666,000	24,791,000
Wells Fargo Securities, LLC	11,666,000	24,791,000

Total	$400,000,000	$850,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

Each series of notes is a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market of the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer the notes directly to the public at the offering prices described on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of 0.350% of the principal amount in the case of the 2015 notes and 0.400% of the principal amount in the case of the 2020 notes. Any underwriter may allow, and any such dealer may reallow, a concession to certain other dealers not in excess of 0.250% of the principal amount in the case of the 2015 notes and 0.250% of the principal amount in the case of the 2020 notes. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in this offering, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $250,000.

Certain underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking, financial advisory and lending services for us in the ordinary course of business for which they have received customary fees and expenses.

Legal matters

Baker Botts L.L.P., Houston, Texas will pass on the validity of the notes offered in this prospectus supplement. Davis Polk & Wardwell LLP, New York, New York will pass upon some legal matters for the underwriters in connection with this offering.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference in this prospectus is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009; and

•	our current reports on Form 8-K filed on March 17, 2009, May 20, 2009, June 9, 2009, June 19, 2009, August 4, 2009, September 8, 2009, November 24, 2009 and January 27, 2010 (containing Items 5.02 and 9.01).

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing to us or calling us at the following address or telephone number:

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
Attention: Investor Relations
Telephone: (210) 345-2744

Prospectus

Valero Energy Corporation

One Valero Way
San Antonio, Texas 78249
(210) 345-2000

Senior Debt Securities

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 12, 2009.

About This Prospectus

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may offer the securities this prospectus describes in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement together with the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

As used in this prospectus, the terms “Valero,” “we,” “us” and “our” may, depending upon the context, refer to Valero Energy Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

About Valero Energy Corporation

We are a Fortune 500 company based in San Antonio, Texas with approximately 22,000 employees and 2008 revenues of approximately $119 billion. As of December 31, 2008, we owned and operated 16 refineries having a combined throughput capacity of approximately 3 million barrels per day. Our refineries are located in the United States, Canada and the Caribbean. We produce premium, environmentally clean refined products such as RBOB (reformulated gasoline blendstock for oxygenate blending), gasoline meeting the specifications of the California Air Resources Board, or CARB, CARB diesel fuel, low-sulfur and ultra-low-sulfur diesel fuel and oxygenates (liquid hydrocarbon compounds containing oxygen). We also produce a substantial slate of conventional gasolines, distillates, jet fuel, asphalt, petrochemicals, lubricants and other refined products.

We are also a leading marketer of refined products. We market branded and unbranded refined products on a wholesale basis in the United States and Canada through an extensive bulk and rack marketing network. We also sell refined products through a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada and the Caribbean under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar® and Beacon®.

Our principal executive offices are located at One Valero Way, San Antonio, Texas, 78249, and our telephone number is (210) 345-2000. Our common stock is listed for trading on the New York Stock Exchange under the symbol “VLO.”

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our proxy statement for the 2008 annual meeting of stockholders filed on March 17, 2008;

•	our current report on Form 8-K filed on September 24, 2008; and

•	our current report on Form 8-K filed on October 22, 2008.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing to us or calling us at the following address or telephone number:

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
Attention: Investor Relations
Telephone: (210) 345-2744

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

Cautionary Statement Concerning Forward-Looking Statements

This prospectus and the accompanying prospectus supplement, including the information we incorporate by reference, contain certain estimates, predictions, projections, assumptions and other “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested in this prospectus. These forward-looking statements can generally be identified by the words “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “project,” “projection,” “predict,” “budget,” “forecast,” “goal,” “guidance,” “target,” “will,” “could,” “should,” “may” and similar expressions.

These forward-looking statements include, among other things, statements regarding:

•	future refining margins, including gasoline and distillate margins;

•	future retail margins, including gasoline, diesel, home heating oil and convenience store merchandise margins;

•	expectations regarding feedstock costs, including crude oil differentials, and operating expenses;

•	anticipated levels of crude oil and refined product inventories;

•	our anticipated level of capital investments, including deferred refinery turnaround and catalyst costs and capital expenditures for environmental and other purposes, and the effect of those capital investments on our results of operations;

•	anticipated trends in the supply of and demand for crude oil and other feedstocks and refined products in the United States, Canada and elsewhere;

•	expectations regarding environmental, tax and other regulatory initiatives; and

•	the effect of general economic and other conditions on refining and retail industry fundamentals.

We based our forward-looking statements on our current expectations, estimates and projections about our company and our industry. We caution that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in the forward-looking statements. Differences between actual results and any future performance suggested in these forward-looking statements could result from a variety of factors, including the following:

•	acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined products or receive feedstocks;

•	political and economic conditions in nations that consume refined products, including the United States, and in crude oil producing regions, including the Middle East and South America;

•	the domestic and foreign supplies of refined products such as gasoline, diesel fuel, jet fuel, home heating oil and petrochemicals;

•	the domestic and foreign supplies of crude oil and other feedstocks;

•	the ability of the members of the Organization of Petroleum Exporting Countries (OPEC) to agree on and to maintain crude oil price and production controls;

•	the level of consumer demand, including seasonal fluctuations;

•	refinery overcapacity or undercapacity;

•	the actions taken by competitors, including both pricing and adjustments to refining capacity in response to market conditions;

•	environmental, tax and other regulations at the municipal, state and federal levels and in foreign countries;

•	the level of foreign imports of refined products;

•	accidents or other unscheduled shutdowns affecting our refineries, machinery, pipelines or equipment, or those of our suppliers or customers;

•	changes in the cost or availability of transportation for feedstocks and refined products;

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles;

•	delay of, cancellation of or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects or cost overruns in constructing such planned capital projects;

•	earthquakes, hurricanes, tornadoes and irregular weather, which can unforeseeably affect the price or availability of natural gas, crude oil and other feedstocks and refined products;

•	rulings, judgments or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs in excess of any reserves or insurance coverage;

•	legislative or regulatory action, including the introduction or enactment of federal, state, municipal or foreign legislation or rulemakings, which may adversely affect our business or operations;

•	changes in the credit ratings assigned to our debt securities and trade credit;

•	changes in currency exchange rates, including the value of the Canadian dollar relative to the U.S. dollar; and

•	overall economic conditions, including the stability and liquidity of financial markets.

Any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes. These purposes may include but are not limited to:

•	equity investments in existing and future projects;

•	acquisitions;

•	working capital;

•	capital expenditures;

•	repayment or refinancing of debt or other corporate obligations; and

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

Ratios of Earnings to Fixed Charges

Our ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Years Ended December 31,
	2008		2007		2006		2005		2004

Ratio of earnings to fixed charges	1.4	x	11.1	x	14.7	x	11.6	x	7.7x

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For these purposes, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, including amortization of debt expense and premiums or discounts related to outstanding indebtedness and one-third (the proportion deemed representative of the interest factor) of rental expense.

Description of Debt Securities

The debt securities covered by this prospectus will be our general senior unsecured obligations. We will issue the debt securities under an indenture dated as of June 18, 2004 between us and The Bank of New York Mellon Trust Company, N.A., as trustee. We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete. For a complete description, we encourage you to read the indenture. We have filed the indenture with the SEC, and we will include any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “we,” “us,” “our” or “Valero” are references to Valero Energy Corporation only.

Ranking

The debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The indenture does not limit the amount of debt securities that can be issued under the indenture or the amount of additional indebtedness we or any of our subsidiaries may incur. We may issue debt securities under the indenture from time to time in one or more series, each in an amount we authorize prior to issuance. The trustee will authenticate and deliver debt securities executed and delivered to it by us as set forth in the indenture.

We are organized as a holding company that owns subsidiary companies. Our subsidiary companies conduct substantially all of our business. The holding company structure results in two principal risks:

•	Our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on the debt securities.

•	In any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of the debt securities will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries.

Terms

The prospectus supplement relating to any series of debt securities we are offering will include specific terms relating to that offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable;

•	any interest rate, or the method of determining the interest rate, on the debt securities, the date from which interest will accrue, interest payment dates and record dates;

•	any right to defer interest payments by extending the interest payment periods and the duration of the extension;

•	if other than as set forth in this prospectus, the place or places where payments on the debt securities will be payable;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the debt securities;

•	any provisions for the remarketing of the debt securities;

•	any changes or additions to the events of default or covenants;

•	whether we will issue the debt securities in individual certificates to each holder in registered or bearer form, or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000;

•	the terms of any right to convert debt securities into shares of our common stock or other securities or property;

•	whether payments on the debt securities will be payable in foreign currency or currency units (including composite currencies) or another form;

•	any provisions that would determine the amount of principal, premium, if any, or interest, if any, on the debt securities by references to an index or pursuant to a formula;

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any limit on our right to pay dividends on, make distributions with respect to, redeem or purchase any of our capital stock; and

•	any other terms of the debt securities not inconsistent with the indenture.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax consequences applicable to those securities.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Restrictive Covenants

We have agreed to two principal restrictions on our activities for the benefit of holders of the debt securities. Unless waived or amended, the restrictive covenants summarized below will apply to a series of debt securities issued under the indenture as long as any of those debt securities is outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description terms that we have defined below under “— Glossary.”

Limitations on Liens

We have agreed that when any debt securities are outstanding neither we nor any of our subsidiaries will create or assume any liens upon any of our receivables or other assets or any asset, stock or indebtedness of any of our subsidiaries unless those debt securities are secured equally and ratably with or prior to the debt secured by the lien. This covenant has exceptions that permit:

•	subject to certain limitations, any lien created to secure all or part of the purchase price of any property or to secure a loan made to finance the acquisition of the property described in such lien;

•	subject to certain limitations, any lien existing on any property at the time of its acquisition or created not later than 12 months thereafter;

•	subject to certain limitations, any lien created in connection with the operation or use of any property acquired or constructed by us and created within 12 months after the acquisition, construction or commencement of full operations on the property;

•	any mechanic’s or materialmen’s lien or any lien related to workmen’s compensation or other insurance;

•	any lien arising by reason of deposits with or the giving of any form of security to any governmental agency, including for taxes and other governmental charges;

•	liens for taxes or charges which are not delinquent or are being contested in good faith;

•	any judgment lien the execution of which has been stayed or which has been adequately appealed and secured;

•	any lien incidental to the conduct of our business which was not incurred in connection with the borrowing of money or the obtaining of advances or credit and which does not materially interfere with the conduct of our business;

•	any intercompany lien;

•	liens incurred in connection with the borrowing of funds, if such funds are used within 120 days to repay indebtedness of at least an equal amount secured by a lien on our property having a fair market value at least equal to the fair market value of the property securing the new lien;

•	any lien on current assets created to secure indebtedness and letter of credit reimbursement obligations incurred in connection with the extension of working capital financing;

•	any lien existing on the date of the indenture;

•	subject to an aggregate limit of $200 million, any lien on cash, cash equivalents or other account holdings securing derivative obligations; or

•	subject to an aggregate limit of 10% of our consolidated net tangible assets, any liens not otherwise permitted by any of the other exceptions set forth in the indenture.

Limitations on Sale/Leaseback Transactions

We have agreed that neither we nor our subsidiaries will enter into any sale/leaseback transactions with regard to any principal property, providing for the leasing back to us or a subsidiary by a third party for a period of more than three years of any asset which has been or is to be sold or transferred by us or such subsidiary to such third party or to any other person. This covenant has exceptions that permit transactions of this nature under the following circumstances:

•	we would be entitled, pursuant to the “Limitations on Liens” covenant described above, to incur indebtedness secured by a lien on the property to be leased, without equally and ratably securing the debt securities then outstanding; or

•	within 120 days after the effective date of such sale/leaseback transaction, we apply an amount equal to the value of such transaction, subject to certain limitations:

•	to the voluntary retirement of funded debt, or

•	to the purchase of another principal property.

In addition, we are permitted to enter into sale/leaseback transactions in an aggregate principal amount not exceeding, together with indebtedness secured by liens permitted by the last bullet discussed under the “Limitations on Liens” covenant described above, 10% of our consolidated net tangible assets.

Glossary

We define the following terms in the indenture. We use them here with the same definitions. Generally accepted accounting principles should be used to determine all items in this section, unless otherwise indicated.

“Consolidated net tangible assets” means the total amount of assets shown on a consolidated balance sheet of us and our subsidiaries (excluding goodwill and other intangible assets), less all current liabilities (excluding notes payable, short-term debt and current portion of long-term debt and capital lease obligations).

“Funded debt” means generally any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which would be classified as long-term debt or capital lease obligations.

“Principal Property” means any of our or our subsidiaries’ refineries or refinery-related assets, distribution facilities or other real property which have a net book value exceeding 2.5% of consolidated net tangible assets, but not including any property which in our opinion is not material to our and our subsidiaries’ total business conducted as an entirety or any portion of a particular property that is similarly found not to be material to the use or operation of such property.

“Subsidiary” means any entity of which at the time of determination we or one or more of our subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock or the outstanding partnership or similar interests and any limited partnership (i) of which we or any one of our subsidiaries are a general partner and (ii) which is consolidated with us for financial reporting purposes.

Consolidation, Merger and Sale

We have agreed in the indenture that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

•	we are the continuing corporation, or

•	if we are not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction and assumes all of our obligations under the indenture and the debt securities, and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing under the indenture.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the following are events of default under the indenture with respect to a series of debt securities:

•	our failure to pay interest on any debt security of that series for 30 days;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to make any sinking fund payment for any debt security of that series when due;

•	our failure to perform any of our other covenants or breach of any of our other warranties in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, and that failure continues for 60 days after written notice is given or received as provided in the indenture;

•	certain bankruptcy, insolvency or reorganization events involving us; and

•	any other event of default we may provide for that series.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal amount of all the debt securities of that series to be due and payable immediately. After any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment has been obtained, the event of default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled if:

•	we have paid or deposited with the trustee a sum sufficient to pay

•	all overdue interest;

•	the principal and premium, if any, due otherwise than by the declaration of acceleration and any interest on such amounts;

•	any interest on overdue interest, to the extent legally permitted;

•	all amounts due to the trustee under the indenture, and

•	all events of default with respect to that series of debt securities, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived.

In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to this provision for indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

The indenture requires us to furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification and Waiver

We may modify or amend the indenture without the consent of any holders of the debt securities in certain circumstances, including to:

•	evidence the assumption of our obligations under the indenture and the debt securities by a successor;

•	add further covenants for the benefit of the holders;

•	cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of the holders;

•	establish the form or terms of debt securities of any series; or

•	evidence the acceptance of appointment by a successor trustee.

We may modify or amend the indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment. Without the consent of the holder of each outstanding debt security affected, however, no modification may:

•	change the stated maturity of the principal of, or any installment of interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or the premium payable on, any debt security;

•	reduce the amount of principal of discounted debt securities payable upon acceleration of maturity due to an event of default;

•	change the place of payment or the currency in which any debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on any debt security; or

•	reduce quorum or voting rights.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may waive past defaults by us under the indenture with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

Discharge

We will be discharged from all obligations relating to any series of debt securities, except for certain surviving obligations to register the transfer or exchange of the debt securities and any right by the holders to receive additional amounts under the indenture if:

•	all debt securities of that series previously authenticated and delivered under the indenture have been delivered to the trustee for cancellation, or

•	all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the trustee, in trust, sufficient money to pay the entire indebtedness of all the debt securities of that series on the dates the payments are due in accordance with the terms of the debt securities.

To exercise the right of deposit described above, we must pay all other sums payable under the indenture, and deliver to the trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the indenture have been complied with.

Form, Exchange, Registration and Transfer

Unless we inform you otherwise in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000.

Debt securities will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms in such authorized denominations as may be requested. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any transfer or exchange of the debt securities. We may, however, require payment of any tax or other governmental charge payable for the registration of the transfer or exchange.

We will appoint the trustee as security registrar for the debt securities. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional offices or agencies for transfers and exchanges of any series of debt securities.

We will not be required:

•	to issue, register the transfer of or exchange debt securities of a series during a period beginning 15 business days prior to the day of mailing of a notice of redemption of debt securities of that series selected for redemption and ending on the close of business on the day of mailing of the relevant notice, or

•	to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement, principal and interest will be payable, and the debt securities will be transferable and exchangeable, at the office or offices of the trustee or any paying agent we designate. At our option, we will pay interest on the debt securities by check mailed to the holder’s registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the persons in whose name the debt securities are registered at the close of business on the record date for each interest payment date.

In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

Book-Entry and Settlement

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. The prospectus supplement will describe:

•	any circumstances under which beneficial owners may exchange their interests in a global debt security for certificated debt securities of the same series with the same total principal amount and the same terms;

•	the manner in which we will pay principal of and any premium and interest on a global debt security; and

•	the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Notices

Notices to holders will be given by mail to the addresses of such holders as they appear in the security register.

Governing Law

New York law will govern the indenture and the debt securities.

The Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture. Its address is 601 Travis Street, 16th Floor, Houston, Texas 77002. As of December 31, 2008, The Bank of New York Mellon Trust Company serves as trustee for our senior unsecured notes and bonds aggregating approximately $5.6 billion and receives customary fees for its services.

If an event of default occurs and is continuing, the trustee will be required in the exercise of its powers to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee may resign at any time or the holders of a majority in principal amount of the debt securities may remove the trustee. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any reason, we will appoint a successor trustee in accordance with the provisions of the indenture.

If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any claim, as security or otherwise. The trustee may engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign as required under the Trust Indenture Act of 1939.

Plan of Distribution

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from various types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions the prospectus supplement describes. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Legal Matters

Mr. Jay D. Browning, Esq., our Senior Vice President and Corporate Secretary, will issue opinions about the legality of the offered securities for us. Mr. Browning is our employee and at December 31, 2008, beneficially owned approximately 58,565 shares of our common stock (including shares held under employee benefit plans) and held options under our employee stock option plans to purchase an additional 16,085 shares of our common stock. None of such shares or options were granted in connection with the offering of the securities. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

The consolidated financial statements of Valero Energy Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.